UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Tesco Corporation
(Exact name of registrant as specified in its charter)

Commission File No.: 001-34090

Alberta, Canada	76-0419312
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11330 Clay Road, Suite 350 Houston, Texas	77041
(Address of Principal Executive Offices)	(Zip Code)

Christopher L. Boone 713-359-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[X]   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 1, 2015.

Section 1    Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, Tesco Corporation (the “Company”) has undertaken efforts to determine our conflict minerals1 reporting requirements for the period from January 1 to December 31, 2015.
The Company has filed this Specialized Disclosure Report and the associated Conflict Minerals Report which are available on the Company’s website at http://ir.tescocorp.com/phoenix.zhtml?c=118467&p=irol-govhighlights.

Item 1.02    Exhibit
The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

1The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

Section 2    Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 - Tesco Corporation’s Conflict Minerals Report for the period January 1 to December 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TESCO CORPORATION

Date: May 31, 2016	By:	/s/ Christopher L. Boone
Christopher L. Boone Sr. Vice President and Chief Financial Officer